UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BROAD SCOPE ENTERPRISES, INC. (Exact name of registrant as specified in its corporate charter)
000-50346 (Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	20-0004161 (I.R.S. Employer Identification No.)

307 - 2185 West 8th Avenue Vancouver, British Columbia, Canada V6K 2A5 (Address of principal executive offices)

604.682.5654
(Issuer's telephone number)

BROAD SCOPE ENTERPRISES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about April 26, 2004 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of Broad Scope Enterprises, Inc., a Nevada corporation (the "Company" or "Broad Scope") incorporated as of April 18, 2003. On April 26, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") between Mark Bruk, Xten Networks, Inc. ("Xten Networks"), the shareholders of Xten Networks, Broad Scope and Broad Scope Acquisition Corp. ("Broad Scope Acquisition").

The Merger Agreement anticipates that Xten Networks will merge with and into Broad Scope Acquisition in consideration for the issuance of 18,000,000 shares of the Company's common stock which will represent approximately 48.3% of the Company's outstanding shares upon closing of the Merger Agreement. The terms and conditions of the Merger Agreement are summarized below under the heading "THE MERGER AGREEMENT".

As a condition to the closing under the Merger Agreement, the Company's current board of directors will appoint Mark Bruk and Erik Lagerway as members of the Company's board of directors on closing, and then tender their respective resignations as directors and officers of the Company to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of the members of the current board of directors, the board of directors of the Company will be comprised of Mark Bruk and Erik Lagerway. Neither Mark Bruk nor Erik Lagerway will take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE MERGER AGREEMENT

The Merger Agreement is summarized as follows:

Broad Scope

Broad Scope was incorporated under the laws of the State of Nevada on April 18, 2003. Broad Scope owns and operates a website that provides a directory of adult entertainment and service providers including personal escorts, exotic dancers, models and vendors of adult entertainment products. The Company is in the development stage and will continue to be in the development stage until the Company generates significant revenue from operating its website.

Broad Scope Acquisition Corp.

Broad Scope Acquisition was incorporated under the laws of the State of Nevada on April 2, 2004. Broad Scope Acquisition is a wholly-owned subsidiary of Broad Scope. Broad Scope Acquisition was incorporated for the purposes of completing the merger of Xten Networks pursuant to the terms and conditions of the Merger Agreement.

The Merger Agreement

The Merger Agreement contemplates the merger of Xten Networks and Broad Scope Acquisition, with Broad Scope Acquisition as the surviving corporation (the "Merger"). Broad Scope Acquisition will be renamed "Xten Networks Inc." on completion of the Merger. Upon the closing of the Merger Agreement, Broad Scope will issue shares of Broad Scope common stock to the non-dissenting shareholders of Xten Networks on the basis of two shares of Broad Scope common stock for each share of Xten Networks common stock held. There are presently 9,000,000 shares of Xten Networks common stock issued and outstanding. Accordingly, Broad Scope will issue 18,000,000 shares of Broad Scope common stock to the shareholders of Xten Networks, if no shareholders of Xten Networks exercise dissent and appraisal rights. Shareholders of Xten Networks are entitled to exercise dissent rights under Nevada law.

The shares of Broad Scope common stock to be issued to Xten Network's stockholders on completion of the Merger will not be registered with the Securities and Exchange Commission (the "SEC") or the securities commission of any U.S. state, and will be issued in reliance upon exemptions from registration under the U.S. Securities Act of 1933, as amended (the "1933 Act") and, with respect to those stockholders of Xten Networks who are resident in the Province of British Columbia, in reliance upon an exemption from the registration and prospectus requirements of the Securities Act (British Columbia) (the "BC Act").

Conditions Precedent to the Acquisitions

The closing of the Merger Agreement will be subject to Broad Scope completing a private placement financing for net proceeds of not less than US$1,000,000 (the "Broad Scope Private Placement"). The Broad Scope Private Placement will involve the private placement of 1,000,000 units (the "Units") at a price of US$1.00 per Unit, each Unit being comprised of one share of Broad Scope common stock (the "Private Placement Shares") and one half of one share purchase warrant (the "Warrants"). Each whole Warrant will entitle the holder to purchase one additional share of Broad Scope common stock at a price of US$2.00 per share for a period of one year from the closing. Broad Scope will undertake upon demand of the investors to register the resale of the Private Placement Shares and the shares of the Company's common stock issuable upon exercise of the Warrants (the "Warrant Shares") by filing an appropriate registration statement with the SEC (the "Registration Statement") under the 1933 Act. The investors will be entitled to demand that Broad Scope prepare and file the Registration Statement at any time after the Company received $2.5 million in private placement financing. The investors will pay for the cost of preparing and filing the Registration Statement and maintaining the Registration Statement effective. The Registration Statement will be kept effective until such time as all Private Placement Shares and Warrant Shares may be sold pursuant to Rule 144 of the 1933 Act. Broad Scope will undertake to file the Registration Statement with the SEC within thirty days of demand. Broad Scope will use all reasonable best efforts to have the Registration Statement declared effective after filing.

Broad Scope must complete the Broad Scope Private Placement on or before the closing of the Merger Agreement.

In addition to the requirement that the Broad Scope Private Placement be completed, the Merger Agreement is subject to satisfaction of conditions precedent to closing as set forth in the Merger Agreement. The conditions precedent to the obligations of Xten Networks to complete the Merger include, but are not limited, the following:

1. The holders of no more than two (2%) percent of the issued and outstanding shares of Xten Networks will have exercised appraisal rights under Nevada law as dissenting shareholders;

2. Xten Networks will have received the resignations of the board of directors of Broad Scope, including Hon Kit Ng and Simon Au;

3. Xten Networks will have received a signed resolution of the board of directors of Broad Scope appointing Mark Bruk and Erik Lagerway to the board of Broad Scope;

4. Certain creditors of Xten Networks will have converted debt of $290,000 into shares of the Company's common stock at $1.00 per share; and

5. Hon Kit Ng and Simon Au will have surrendered for cancellation, without consideration, all 24,923,070 shares of common stock in the capital of Broad Scope owned by them.

Closing of the Merger Agreement

The closing date for the closing of the Merger Agreement is April 30, 2004, subject to the satisfaction of the conditions precedent to closing by that date. In the event that the closing does not occur by May 1, 2004, then the Merger Agreement will terminate unless extended by written agreement.

Upon closing of the Merger Agreement and completion of the Broad Scope Private Placement, Broad Scope will have been reorganized as follows:

1. Broad Scope's issued and outstanding shares will consist of 37,289,995 shares of Broad Scope common stock;

2. Broad Scope will own Xten Networks as a wholly-owned subsidiary through the merger of Xten Networks and Broad Scope Acquisition;

3. The former shareholders of Xten Networks will own 18,000,000 shares of Broad Scope common stock, representing 48.6% of the issued and outstanding shares of Broad Scope;

4. Certain former creditors of Xten Networks will receive 290,000 shares of Broad Scope common stock in settlement of outstanding debt owed to Xten Networks; and

5. The board of directors of Broad Scope will be comprised of Mark Bruk and Erik Lagerway.

Upon completion of this reorganization, Broad Scope has agreed to change its corporate name to "Xten Networks, Inc.", which name change will be effected either by: (i) obtaining shareholder approval for such name change; or (ii) merging Broad Scope Acquisition into Broad Scope.

Due to conditions precedent to closing, as outlined above, and the risk that these conditions precedent will not be satisfied, there is no assurance that Broad Scope will complete the acquisition of Xten Networks as planned.

Description of the Business of Xten Networks

Xten Networks was incorporated under the laws of the State of Nevada. Xten Networks is a provider of SIP (Session Initiation Protocol) Voice over Internet Protocol (VoIP) software. Xten Network's corporate/sales office is located in the Techmart Center at Suite 320 5201 Great American Parkway, Santa Clara, California 95054. Xten Networks provides IP Telephony software products directly to end users, enterprises, next-gen service providers (ITSPs & Tier 2), wireless internet service providers (WISPs), telephone companies, and original equipment manufacturers (OEMs). Xten Networks also partners with service providers to offer turnkey VoIP & IP Telephony solutions. Mark Bruk and Erik Lagerway are the principal shareholders of Xten Networks.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

As of April 26, 2004, there are 42,923,065 shares of the Company's common stock issued and outstanding. On the close of the Merger Agreement, there will be 37,289,995 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of Broad Scope's common stock owned beneficially as of April 23, 2004 by: (i) each person (including any group) that owns more than five percent (5%) of any class of the voting securities of Broad Scope; (ii) each of director and officer; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
CURRENT OFFICERS AND DIRECTORS
Common Stock	Hon Kit Ng 307, 2185 West 8th Avenue Vancouver, British Columbia	13,846,150	32.26%
Common Stock	Simon Au 27 Kimberly Court Richmond Hill, Ontario	11,076,920	25.81%
Common Stock	All Officers and Directors as a Group (2 persons)	24,923,070	58.06%
PROPOSED OFFICERS AND DIRECTORS
Common Stock	Mark Bruk(2) c/o Suite 188 4664 Lougheed Highway Burnaby, British Columbia	NIL	NIL
Common Stock	Erik Lagerway(3) c/o Suite 188 4664 Lougheed Highway Burnaby, British Columbia	NIL	NIL

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 26, 2004. As of April 26, 2004, there were 42,923,665 shares of Broad Scope's common stock issued and outstanding.

(2) After the closing of the Merger Agreement, Mark Bruk will acquire beneficial ownership of an aggregate of 5,435,800 shares of the Company's common stock.

(3) After the closing of the Merger Agreement, Erik Lagerway will acquire beneficial ownership of an aggregate of 5,435,800 shares of the Company's common stock.

DIRECTORS AND EXECUTIVE OFFICERS

Mark Bruk and Eric Lagerway will be appointed as directors of the Company on closing of the Merger Agreement in accordance with the rules and regulations of Section 14f of the Exchange Act. Hon Kit Ng and Simon Au will resign as directors on closing in accordance with the rules and regulations of Section 14f of the Exchange Act.

The following tables set forth information regarding the Company's current executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Hon Kit Ng	29	Director, President, Secretary and Treasurer	April 18, 2003
Simon Au	33	Director and Vice President	Director since May 30, 2003 and Vice President since May 10, 2003

HON KIT NG: On April 18, 2003, Mr. Ng was appointed as a director and the president, secretary and treasurer of Broad Scope. Mr. Ng founded Broad Scope after seeing an opportunity to provide greater information to users seeking adult services by using the Internet as opposed to other more expensive mediums such as magazines and newspapers. Mr. Ng is a self-taught website designer and, having used the Internet actively for over six years, is familiar with online marketing and promotional methods. From June 1996 to present, Mr. Ng has been employed by Borden Ladner Gervais LLP, a law firm, as an accounting clerk and as an office services clerk. Mr. Ng's responsibilities at the firm include updating billing information for clients and performing various tasks like monthly financial reports for the management of the firm. He assisted with the conversion and merger of the firm's accounting systems during its merger with another law firm, Ladner Downs. This included writing a user manual for the new accounting system, testing the new accounting system and training employees on use of the new system. Mr. Ng's additional responsibilities include assisting in the accounts payable and accounts receivable process for the firm. During 1991, Mr. Ng completed his first year at Dawson College in Montreal, Quebec, where he was enrolled in language and literature courses.

Mr. Ng currently spends approximately 40 hours per week providing services to Broad Scope, which represents approximately 50% of his working hours as he is also currently employed full time as an accounting clerk.

SIMON AU: Mr. Au joined Broad Scope in May, 2003. He was appointed as vice-president on May 10, 2003 and later appointed as a director on May 30, 2003. Mr. Au is a mechanical engineer specializing in design and manufacturing processes. Mr. Au also has experience in Internet marketing and the development of web based businesses having started his own Internet audio parts retailing operation called Audiyo.com in January, 2003. From January, 2003 to present, Mr. Au has also served as the Vice-President of Marketing/Development with Audiyo.com, where he is responsible for website design, management of the launch of the company's website, development of a supplier base of products to be sold through the website and development of Audiyo.com's marketing strategy. From July 1999 to present, Mr. Au has been the manufacturing and process engineer with the Rollstamp Manufacturing Division of Decoma International, where his responsibilities include design workcell layout and plant layout, implementing continuous improvement projects for manufacturing processes including metal stamping, injection molding and painting. Other responsibilities include machine purchase recommendations. Rollstamp is a supplier of automotive exterior trim products to companies including General Motors, Ford and Chrysler. From September 1997 to July 1999, Mr. Au was the programmer/project coordinator with Schukra Manufacturing, a company involved in manufacturing seat lumbar supports for the automotive industry. Mr. Au's education background includes Magna International Training Certificates: (2000-2002), where he studied design for manufacturing and assembly, mistake proofing, occupational health and safety and supervisor competency training; Concordia University where he received a Bachelor Degree in Mechanical Engineering (1992-1996); Dawson College where he studied mechanical engineering technology (1989-1992) and Dawson College where he studied applied sciences (1987-1989).

Mr. Au currently spends approximately 10 to 20 hours per week providing services to Broad Scope, which represents approximately 15% of his working hours as he is also currently employed full time as an engineer with the Rollstamp Manufacturing Division of Decoma International and acts as the Vice President of Marketing/Development for an internet audio parts retailing company.

The following table sets forth information regarding the Company's proposed executive officers and directors of the Company to be appointed upon closing of the Merger Agreement:

Name, Place of Residence and Proposed Position with Broad Scope	Present and Principal Occupation, Business or Employment during the Last Five Years	Age	Number of Shares of Broad Scope Anticipated to be Beneficially Owned on Closing
Mark Bruk

Mark E. Bruk has served as Xten Network's CEO and Chairman since October 2002. From May 1998 to October 2001, Mark Bruk was the President, Treasurer, CEO and Chairman of eduverse.com, a company whose common shares are registered under Section 12 of the Securities Exchange Act of 1934. At eduverse.com, Mr. Bruk had overall control of the company's development and direction, and also managed operations in Asia. eduverse.com signed agreements with the Ministry of Education, China, the Ministry of Education, Malaysia, the Ministry of University Affairs, Thailand, AOL, StarTV, Sina, ZapMe, Acer, eHola, The Star (Malaysia), and Proctor and Gamble Manufacturing (Thailand) Co., Ltd. From July 1996 to August 1997, Mr. Bruk served as Vice President of Applications and then Vice President of Research & Development for Photo Channel Networks Inc. (formerly InMedia Presentations, Inc.), a multimedia and software company.

		45	5,435,800 (14.5%)
7
Erik Lagerway	Erik Lagerway is the President, Chief Operating Officer and Acting Director of Sales of Xten Networks. He has held these positions since October 2002. Prior to Xten Networks, Mr. Lagerway founded Globaltel [Global Network Telephony Corp.] in 1996 which eventually became Vocalscape Communications Inc. Vocalscape began developing VoIP software in his basement with just one programmer and over the course of 24 months grew the company to over 30 employees. Vocalscape received considerable Science Research & Development funds for their VoIP & eCRM technology.	36	5,435,800 (14.5%)

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(A) any director or officer of the Company

(B) any proposed director of officer of the Company;

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Hon Kit Ng and Simon Au

Hon Kit Ng and Simon Au have agreed to surrender to the Company for cancellation all shares held by Mr. Ng and Mr. Au, representing an aggregate of 24,923,070 shares of the Company, concurrent with the closing of the Merger Agreement. Mr. Ng and Mr. Au will not receive any consideration from the Company for the surrender of their shares for cancellation.

Mark Bruk

Mr. Bruk is a principal shareholder of Xten Networks. Mr. Bruk will be appointed as a director of the Company upon closing of the Merger Agreement in accordance with the rules and regulations of Section 14f of the Exchange Act. At the date of execution of the Merger Agreement, Mr. Bruk was the owner of 2,717,900 shares of Xten Networks which represents 30.2% of the issued and outstanding shares of Xten Networks. Pursuant to the terms of the Merger Agreement, Mr. Bruk will exchange the 2,717,900 shares of Xten Networks for 5,435,800 shares of the Company which represents 14.5% of the issued and outstanding shares of Broad Scope.

Erik Lagerway

Mr. Eric Lagerway is a principal shareholder of Xten Networks. Mr. Lagerway will be appointed as a director of the Company upon closing of the Merger Agreement in accordance with the rules and regulations of Section 14f of the Exchange Act. At the date of execution of the Merger Agreement, Mr. Lagerway was the owner of 2,717,900 shares of Xten Networks which represents 30.2% of the issued and outstanding shares of Xten Networks. Pursuant to the terms of the Merger Agreement, Mr. Lagerway will exchange the 2,717,900 shares of Xten Networks for 5,435,800 shares of the Company which represents 14.5% of the issued and outstanding shares of Broad Scope.

EXECUTIVE COMPENSATION

The table below summarizes all compensation awarded to, earned by, or paid to the Company's executive officers by the Company for all services rendered in all capacities to the Company for each of the Company's fiscal years since incorporation.

SUMMARY COMPENSATION TABLE
			ANNUAL COMPENSATION			LONG TERM COMPENSATION
Name	Title	Year	Salary	Bonus	Other Annual Compensation	AWARDS		PAYOUTS	All Other Compen-sation
						Restricted Stock Awarded	Options/ SARs * (#)	LTIP payouts ($)
Hon Kit Ng	Director, President, Secretary and Treasurer	2004 2003	$0 $0	0 0	0 0	0 0	0 0	0 0	0 0
Simon Au	Director and Vice President	2004 2003	$0 $0	0 0	0 0	0 0	0 0	0 0	0 0

(1) The value of perquisites and other personal benefits, securities and property for the executive officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

Stock Options and Stock Appreciation Rights

From the date of inception (April 18, 2003) to the fiscal year ended April 30, 2003 and subsequent to April 30, 2003 up to October 1, 2003, Broad Scope did not grant any stock options or stock appreciation rights to any of the directors or officers of Broad Scope and there were no stock options or stock appreciation rights outstanding on April 30, 2003.

Compensation Of Directors

The directors of Broad Scope are reimbursed for expenses incurred in connection with attending board meetings. Broad Scope did not pay any other director's fees or other cash compensation for services rendered as a director for the fiscal year ended April 30, 2003 or for the subsequent period ended October 1, 2003.

Broad Scope has no formal plan for compensating directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by the board of directors of Broad Scope or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. Broad Scope's board of directors may award special remuneration to any director undertaking any special services on behalf of Broad Scope other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Other than as set out below, Broad Scope has not entered into any employment agreement or consulting agreement with the directors and executive officers of Broad Scope.

The president of Broad Scope, Hon Kit Ng, provides management services and office premises to Broad Scope. Pursuant to a verbal agreement, Broad Scope has agreed to pay Mr. Ng $500 per month for these services starting on May 1, 2003.

There are no arrangements or plans in which Broad Scope provides pension, retirement or similar benefits for directors or executive officers. The directors and executive officers of Broad Scope may receive stock options at the discretion of the board of directors in the future. Broad Scope does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the directors or executive officers, except that stock options may be granted at the discretion of the board of directors.

Broad Scope have no plans or arrangements in respect of remuneration received or that may be received by the executive officers of Broad Scope to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Dated: April 27, 2004	By Order of the Board of Directors BROAD SCOPE ENTERPRISES, INC.
/s/ Hon Kit Ng Hon Kit Ng President